UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Tarsus Pharmaceuticals, Inc.

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

87650L103

(CUSIP Number)

Horowitz Limited Partnership VIII

5030 Campus Drive, Suite A

Newport Beach, CA 92660

(949) 831-5158

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87650L103	Page 2 of 11

1.	Names of Reporting Persons Horowitz Limited Partnership VIII
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,920,933 (1)
	8.	Shared Voting Power 66,172 (2)
	9.	Sole Dispositive Power 1,920,933 (1)
	10.	Shared Dispositive Power 66,172 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,987,105 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Horowitz Limited Partnership VIII. Horowitz Management, Inc. is the managing partner of Horowitz Limited Partnership VIII and may be deemed to share voting and dispositive power over the shares held by Horowitz Limited Partnership VIII.

(2)

These shares are held by the Adam D. Horowitz Revocable Trust, of which Adam S. Horowitz is Trustee. Adam S. Horowitz is affiliated with Horowitz Limited Partnership VIII such that Horowitz Limited Partnership VIII may be deemed to share voting and dispositive power over the shares held by Adam S. Horowitz Revocable Trust.

(3)	Based on 19,259,014 ordinary shares of the Issuer outstanding as of October 15, 2020, reported on the Issuer’s Prospectus filed with the Securities and Exchange Commission on October 16, 2020.

CUSIP No. 87650L103	Page 3 of 11

1.	Names of Reporting Persons. Horowitz Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,920,933 (1)
	8.	Shared Voting Power See response to row 7.
	9.	Sole Dispositive Power 1,920,933 (1)
	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,920,933 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	These shares are held by Horowitz Limited Partnership VIII. Horowitz Management, Inc. is the managing partner of Horowitz Limited Partnership VIII.
(2)	Based on 19,259,014 ordinary shares of the Issuer outstanding as of October 15, 2020, reported on the Issuer’s Prospectus filed with the Securities and Exchange Commission on October 16, 2020.

CUSIP No. 87650L103	Page 4 of 11

1.	Names of Reporting Persons. Adam S. Horowitz Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 66,172
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 66,172
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,172
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 19,259,014 ordinary shares of the Issuer outstanding as of October 15, 2020, reported on the Issuer’s Prospectus filed with the Securities and Exchange Commission on October 16, 2020.

CUSIP No. 87650L103	Page 5 of 11

1.	Names of Reporting Persons. Jason E. Tester
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,398 (1)
	8.	Shared Voting Power 1,920,933 (2)
	9.	Sole Dispositive Power 28,398
	10.	Shared Dispositive Power 1,920,933 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,949,331
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	These shares are held by the Tester Living Trust. The Reporting Person is the trustee of the Tester Living Trust, and has sole voting and dispositive power with respect to these shares.
(2)

These shares are held by the Horowitz Limited Partnership VIII. The Reporting Person is the Chief Financial Officer of Horowitz Management, Inc., the managing partner of Horowitz Limited Partnership VIII. The Reporting Person disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3)	Based on 19,259,014 ordinary shares of the Issuer outstanding as of October 15, 2020, reported on the Issuer’s Prospectus filed with the Securities and Exchange Commission on October 16, 2020

CUSIP No. 87650L103	Page 6 of 11

SCHEDULE 13D

This Statement on Schedule 13D (“Schedule 13D”) relates to the beneficial ownership of Common Stock, $0.0001 par value per share (“Common Stock”) of Tarsus Pharmaceuticals, Inc., a Delaware corporation (“Issuer”) and is being filed to reflect the acquisition of Common Stock by Horowitz Limited Partnership VIII, a California limited partnership (“Horowitz”), Horowitz Management, Inc. (“Horowitz Management”), the Adam S. Horowitz Living Trust (the “Trust”), and Jason E. Tester (“Tester”) (collectively, the “Reporting Persons”).

Item 1. Security and Issuer.

(a) The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b) The Issuer’s principal executive offices are located at 15440 Laguna Canyon Road, Suite 160, Irvine, CA 92618.

Item 2. Identity and Background.

(a)	The persons and entities filing this Schedule 13D are Horowitz, Horowitz Management, the Trust, and Tester.

(b)	The address of the principal place of business for each of the Reporting Persons is c/o Horowitz Limited Partnership VIII, 5030 Campus Drive, Suite A, Newport Beach, CA 92660

(c)	The sole director of Horowitz Management is David L. Horowitz and the officers are:

Chairman – David L. Horowitz

President – Adam S. Horowitz

Secretary Treasurer – Christopher L. Jacobson

Chief Financial Officer – Jason E. Tester

David Horowitz is the owner of Ninety percent (90%) of the stock in Horowitz Management.

(d)

The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of Horowitz is to make investments in private and public companies. The principal business of Horowitz Management is to manage investment partnerships including Horowitz Limited Partnership VIII . The Trust is a trust organized under the laws of the United States. The Trustor and Trustee of the Trust, Adam Horowitz, is related to the limited partners of Horowitz, is an Officer in Horowitz Management, and is related to the sole director and primary shareholder in Horowitz Management. Tester is and Chief Financial Officer of Horowitz Management, the managing partner of Horowitz Limited Partnership VIII. Tester is a member of the board of directors of the Issuer.

(e)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g)	Horowitz is a California limited partnership. Horowitz Management is a California corporation. The Trust is a trust organized under the laws of the United States. Tester is a United States citizen.

CUSIP No. 87650L103	Page 7 of 11

Item 3. Source and Amount of Funds or Other Consideration.

In October 2020, the Issuer’s Board of Directors and stockholders approved an amendment to the Issuer’s amended and restated certificate of incorporation to effect a 1-for-7.4276 reverse stock split of the Issuer’s common stock and convertible preferred stock, which was effected on October 9, 2020 (the “Reverse Stock Split”). All share and per share information in this Schedule 13D has been retroactively adjusted to give effect to the Reverse Stock Split.

The Trust purchased 43,151 shares of the Issuer’s Series A Preferred Stock, $0.0001 par value per share (“Series A Preferred Stock”), from the Issuer at a purchase price of $2.32 per share, or $99,999.74 in the aggregate, in a closing that occurred on May 3, 2018.

Tester (on behalf of the Tester Living Trust) purchased 21,575 shares of Series A Preferred Stock from the Issuer at a purchase price of $2.32 per share, or $49,999.87 in the aggregate, in a closing that occurred on May 3, 2018.

Horowitz purchased an aggregate 245,966 shares of Series B Preferred Stock, $0.0001 par value per share (“Series B Preferred Stock”), from the Issuer at a purchase price of $8.99 per share, or $1,873,717.91 in the aggregate, in closings that occurred on December 13, 2019.

The Trust purchased an aggregate 7,396 shares of Series B Preferred Stock from the Issuer at a purchase price of $8.99 per share, or $56,352.29 in the aggregate, in closings that occurred on December 13, 2019.

Tester (on behalf of the Tester Living Trust) purchased an aggregate 3,698 shares of Series B Preferred Stock from the Issuer at a purchase price of $8.99 per share, or $28,176.15 in the aggregate, in closings that occurred on December 13, 2019.

Horowitz purchased 71,427 shares of Series C Preferred Stock, $0.0001 par value per share (“Series C Preferred Stock”), from the Issuer at a purchase price of $14.00 per share, or $999,999.77, in a closing that occurred on September 24, 2020.

Each share of the Issuer’s Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock (collectively, the “Preferred Stock”) automatically converted into shares of Common Stock on a one for one basis upon the closing of the Issuer’s initial public offering of Common Stock (the “Offering”) without payment of consideration. The shares of Preferred Stock had no expiration date.

In connection with the Offering, Horowitz purchased 168,750 shares of Common Stock at $16.00 per share, or $2,700,000 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on October 16, 2020 with the Securities and Exchange Commission (the “Prospectus”).

In connection with the Offering, the Trust purchased 15,625 shares of Common Stock at $16.00 per share, or $250,000 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus.

In connection with the Offering, Tester (on behalf of the Tester Living Trust) purchased 3,125 shares of Common Stock at $16.00 per share, or $50,000 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus.

Unless noted above, the source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

CUSIP No. 87650L103	Page 8 of 11

Item 4. Purpose of Transaction.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Mr. Tester a member of the Issuer’s board of directors.

CUSIP No. 87650L103	Page 9 of 11

Item 5. Interest in Securities of the Issuer.

The information reported below is based on a total of 19,259,014 shares of Ordinary Shares outstanding as reported on the Issuer’s Prospectus filed with the SEC on October 15, 2020.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 19,259,014 shares of Common Stock outstanding immediately after the Offering.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons have effected any transaction in the securities of the Issuer during the past 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the share of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Certain of the Reporting Persons have agreed to enter into lock-up agreements (each a “Lock-Up Agreement”), pursuant to which such entities agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by them for 180 days following the date of the underwriting agreement. The Form of Lock-Up Agreement is attached to this Schedule 13D as Exhibit B.

Certain of the Reporting Persons have entered into an amended and restated investor rights agreement with the Issuer, the Issuer’s executive officers, certain directors of the Issuer and certain holders of shares of the Issuer. Subject to the terms of such Amended and Restated Investors’ Rights Agreement, certain holders of the Issuer’s Common Stock can demand that the Issuer file a registration statement or request that its Common Stock be covered by a registration statement that the Issuer is otherwise filing under certain specified circumstances. Such Amended and Restated Investors’ Rights Agreement dated as of September 24, 2020 is more fully described in the Prospectus and was filed as Exhibit 4.2 to the Issuer’s Form S-1 Registration Statement (File No. 333-249076), and such description is incorporated herein by reference..

Tester, in his capacity as a director of the Issuer, along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer, as more fully described in the Prospectus and such description is incorporated herein by reference. The form of such Indemnification Agreement is incorporated herein by reference to Exhibit 10.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-249076).

CUSIP No. 87650L103	Page 10 of 11

Item 7. Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Exhibit B – Form of Lock-Up Agreement described in Item 6, filed as Exhibit A of Exhibit 1.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-249076) is incorporated herein by reference.

Exhibit C - Amended and Restated Investors’ Rights Agreement dated September 24, 2020, described in Item 6, filed as Exhibit 4.2 to the Issuer’s Form S-1 Registration Statement (File No. 333-249076) is incorporated herein by reference.

Exhibit D – Form of Indemnification Agreement for directors described in Item 6, filed as Exhibit 10.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-249076) is incorporated herein by reference.

CUSIP No. 87650L103	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2020

HOROWITZ LIMITED PARTNERSHIP VIII

By:	Horowitz Management, Inc., its
Managing Partner

By:	/s/ Jason E. Tester
Jason E. Tester Chief Financial Officer

ADAM S. HOROWITZ REVOCABLE TRUST

By:	/s/ Adam S. Horowitz
Adam S. Horowitz, Trustee

JASON E. TESTER

By:	/s/ Jason E. Tester
Jason E. Tester

HOROWITZ MANAGEMENT, INC.

By:	/s/ Jason E. Tester
Jason E. Tester Chief Financial Officer